FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MARCH 18, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Explanatory Note

This Form 6-K/A amends the Form 6-K furnished by Telekom Austria AG on March 17, 2005. This Form 6-K/A is being furnished to include Form 6-K cover and signature pages, which were not submitted with the original submission of this Form 6-K. There are no other changes to the original submission.

This Report on Form 6-K/A replaces in its entirety the Report on Form 6-K submitted on March 17, 2005.

Results for the
Financial Year 2004

Highlights

•	Group revenues increase by 2.2% to EUR 4,056.3 million

•	Group operating income rises by 22.4 % to EUR 452.7 million

•	Consolidated net income increases by 69.4 % to EUR 227.3 million

•	Consolidated net debt declines by EUR 663.4 million to EUR 1,973.9 million compared to the end of December 2003

•	Increasing revenues and operational turnaround in the wireline business segment

•	Subscriber numbers, revenues and earnings continue to grow in all companies of the wireless segment

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

Summary
Group Review
SIGNATURE

Summary

in EUR millions	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	1,025.1	1,018.5	0.6%	4,056.3	3,969.8	2.2%
Revenues excluding third party value added services revenues*	1,025.1	1,018.5	0.6%	4,056.3	3,923.9	3.4%
Operating income	40.9	14.2	188.0%	452.7	369.8	22.4%
Net income	25.0	-15.6	—	227.3	134.2	69.4%
Adjusted EBITDA**	318.0	307.1	3.5%	1,568.8	1,509.8	3.9%
Earnings per share (in EUR)	0.05	-0.03	—	0.46	0.27	70.5%
Capital expenditures	241.6	258.6	-6.6%	548.2	599.7	-8.6%

in EUR millions	Dec. 31, 2004	Dec. 31, 2003	% change
Net debt	1,973.9	2,637.3	-25.2%

*	For comparative purposes FY 2003 has been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (“Key figures FY 2004”) are available on our website at www.telekom.at.

Results for the first quarter 2005 will be announced on May 18, 2005.

Contacts:

Investor Relations
Hans Fruhmann
Head of Investor Relations
Tel: +43 (0) 59059 1 20917
E-Mail: hans.fruhmann@telekom.at

Corporate Communications
Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

Vienna, March 16, 2005 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the Financial Year 2004 and the fourth quarter ending December 31, 2004 .

Year-on-year comparison:
During 2004 total group revenues increased by 2.2% to EUR 4,056.3 million.

Applying the change in the accounting for third-party value-added services, on October 1, 2003 retroactively to January 1, 2003, the increase in group revenues amounts to 3.4%.

The 22.4 % rise in group operating income was driven by higher operating revenues in both segments as well as lower expenses in the wireline business segment. Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.9% to EUR 1,568.8 million during 2004.

Consolidated net income of Telekom Austria rose by 69.4% to EUR 227.3 million. This was due to lower net interest and higher tax expenses which include a one-off charge as a result of the tax reform that was enacted in 2004 and became effective as of January 1, 2005.

The decline in capital expenditures by 8.6% and the higher cash flow from operations allowed a reduction of net debt to below EUR 2 billion (EUR 1,973.9 million) at the end of December 2004 down from EUR 2,637.3 million at the end of 2003.

Based on these results the management board of Telekom Austria will recommend to the annual general assembly the payment of a dividend in the amount of EUR 0.24 per share, compared to EUR 0.13 last year.

Quarterly comparison:
Quarterly figures show an increase in group revenues by 0.6% to EUR 1,025.1 million.

The 2.9% decline in wireline revenues to EUR 549.5 in 4Q 04 was expected due to the positive effect of the discontinuation of the minimum tariff as of October 1, 2003 on 4Q 03 voice revenues and one-off items included in other revenues during 4Q 03. The positive effect of the discontinuation of the minimum tariff in 4Q 03 was caused by the transfer of our existing customers to the standard tariff leading to an increase in the monthly rental, albeit at up to 6% lower traffic tariffs.

Telekom Austria Group: Results for the Financial Year 2004 | 2

Driven by higher traffic and equipment revenues as a result of the rising subscriber numbers, all operations of the wireless business segment contributed to an increase in revenues by 4.3% to EUR 542.3 million during 4Q 04.

Operating income rose by 188.0% to EUR 40.9 million during 4Q 04 due to a slight decrease of 0.9% in the wireless segment and a decline in the operating loss of the wireline segment by 55.5%.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.5% to EUR 318.0 million. Lower employee and other operating expenses contributed to a rise in the wireline adjusted EBITDA by 7.2% to EUR 165.8 million.

Although strong subscriber growth in the wireless segment towards year end is expected to benefit future revenues, higher SACs and SRCs first led to increased costs. Therefore, adjusted EBITDA in the wireless segment rose by 0.2% to EUR 152.2 million, a lower growth rate compared to revenues.

Quarterly net income turned positive to EUR 25.0 million in 4Q 04 compared to a loss of EUR 15.6 million in 4Q 03.

Capital expenditures fell by 6.6% to EUR 241.6 million during 4Q 04. A 18.7% decline in capital expenditures for tangible assets more than offset an increase in expenditures for intangible assets.

Reporting changes

In accordance with an Austrian supreme court ruling, Telekom Austria is no longer considered the primary obligor for value added services provided to its customers by third parties and ceased reporting revenues generated by such services on a gross basis, beginning on October 1, 2003. This resulted in an equal reduction of revenues and costs without any impact on adjusted EBITDA or on operating income. Where necessary for comparative purposes, data from prior years has been adjusted in this report.

In 4Q 04 Telekom Austria adopted SFAS 123 to account for the stock-based compensation retrospectively as of January 1, 2004. The total compensation cost amounted to EUR 4.5 million for 2004. Thereof EUR 1.9 million were attributable to 3Q 04 and EUR 1.0 million to 2Q 04 leading to a slight adjustment of the reported figures for these quarters.

During 1Q 04, the reporting of capital expenditures was changed from additions to property, plant & equipment to capital expenditures for tangible and intangible assets, as included in “cash used for investing activities” in the cash flow statement.

Telekom Austria Group: Results for the Financial Year 2004 | 3

Group Review

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 18.

Revenues and operating income by segment

Wireline

Year-on-year comparison:
Although reported wireline revenues decreased slightly by 0.6% to EUR 2,184.7 million during 2004, they show a rise by 0.9% after applying the change in accounting for third-party value-added service revenues retroactively to January 1, 2003.

The rise was driven by the strong growth in “Wholesale voice & Internet” revenues. This was primarily the result of a temporary increase in international traffic volumes which led to additional revenues in the amount of around EUR 29.1 million, and correspondingly higher costs. The rise in revenues was also due to the one-time effect of the invoicing of the costs incurred in connection with the provision of universal services from 1999 to 2004 to other telecommunications operators. The latter amounted to EUR 14.9 million with no costs associated during 2004. An amount of EUR 6.4 million was charged to the wireless segment which reduces the group effect to EUR 8.5 million.

This increase in revenues and lower personnel, depreciation and other operating expenses allowed for a turnaround in the operating income from a previous loss of EUR 34.3 million during 2003 to plus EUR 55.8 million during 2004. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 4.3% to EUR 814.3 million during 2004.

Quarterly comparison:
The decline in total voice minutes by 7.3% to 1.4 billion minutes was primarily driven by an unusually low voice traffic during October 04. An unfavorable combination of holidays compared to the year before led to a decline in working days and therefore lower call volumes from business customers. November and December show a more normal picture and reflect a usual decline due to fixed-to-mobile migration.

Including Internet dial-up minutes, total minutes declined by 12.8% to 2.13 billion. This also reflects a stronger decrease in dial-up minutes due to the accelerated growth in broadband connections.

TikTak packages totaled 1.46 million at yearend 04 (+ 17.1% compared to the prior year). This means that 50% of all access lines have already moved to this tariff family reflecting the success of the relaunch of the TikTak family during the second quarter 2004. Furthermore, 322,000 bonus packages offering specific perks against an additional monthly fee have been sold during 2004.

Successful customer retention resulted in a strengthening of the voice market share to 54.4% at year end 2004, compared to 52.7% at the end of December 03. Market share including Internet dial-up increased to 55.2% compared to 54.1% at year end 2003. The number of access lines fell by 3.5% to 2.9 million as of December 2004

Wireline

in EUR millions	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	549.5	565.9	-2.9%	2,184.7	2,197.7	-0.6%
Revenues excluding third-party value-added services revenues*	549.5	565.9	-2.9%	2,184.7	2,165.0	0.9%

Operating income	-22.4	-50.3	55.5%	55.8	-34.3	—

Adjusted EBITDA**	165.8	154.7	7.2%	814.3	780.5	4.3%

*	For comparative purposes FY 2003 has been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the Financial Year 2004 | 4

compared to December 2003.

The changes in the ADSL product portfolio during October 04 resulted in a surge of net adds towards year-end. Net adds rose by 59.5% during 4Q 04 compared to the same period in the prior year. ADSL net adds exceeded cable net adds during all quarters of 2004 according to internal estimates. The total number of ADSL lines (including 85,200 wholesale customers) reached 383,600 at the end of 2004 (+ 46.9% compared to 2003) also benefiting from lower churn rates. At the end of 2003, the number of ADSL customers totaled 261,100 (wholesale: 53,500).

As the higher average fixed-to-mobile tariff was offset by a decline in national and international tariffs, the overall average voice tariff fell slightly by 1.3% to EUR 7.4 cents per minute during 4Q 04 compared to the same period last year.

Total wireline revenues decreased by 2.9% to EUR 549.5 million during 4Q 04 compared to the same period last year. “Switched voice traffic” revenues fell by 5.3% to EUR 99.2 million almost exclusively due to the lower calling volumes. The decline in revenues from “switched voice monthly rentals and other” is due to the migration of customers into the newly launched tariffs with lower monthly fees as well as to the lower number of access lines.

Due to increasing importance of premium rate services, among others with event-based billing, revenues from “payphones & value added services” rose by 4.0% to EUR 13.0 million in 4Q 04.

Increasing revenues from communication solutions could not completely offset the effects of the price pressure in the area of leased lines and the migration from classical data services to less costly IP based services. Therefore revenues from “data & IT solutions and wholesale data” declined by 2.6% to EUR 112.0 million.

Even without the full effect of strong ADSL subscriber growth during 4Q 04 which primarily occurred towards the very end of the fourth quarter “Internet access & media” revenues increased by 3.2% to EUR 54.3 million. The comparison includes a transfer of revenues in the amount of around EUR 2.0 million to the wholesale business to reflect the development of agreements with Internet service providers.

“Wholesale voice & Internet” revenues showed an increase of 10.9% to EUR 93.4 million primarily due to a higher contribution from the international incoming voice business. EUR 2.0 million are attributable to the above mentioned transfer of Internet revenues. The increase in ADSL wholesale lines by 59.3% to 85.200 had also a positive impact on revenues.

“Other wireline” revenues fell by 17.2% to EUR 38.5 million during 4Q 04, primarily as a result of a one-time payment which was included in 4Q 03 for the sale of telephone directory data following the final settlement of the sale of the 26% interest in Herold Business Data AG, a telephone directory provider.

Despite the decline in revenues and increased interconnection expenses caused by higher international volumes, lower other operating costs, and depreciation charges allowed the wireline business segment to reduce its operating loss from EUR 50.3 million in 4Q 03 to EUR 22.4 million in 4Q 04. Apart from the declining headcount number, personnel costs fell as 4Q 03 included costs for the additional headcount reduction in the amount EUR 47.3 million with only minor earnings in the amount of EUR 1.4 million during 4Q 04. The fourth quarter 03 also included a reversal of provisions for voluntary retirement programs in the amount of EUR 21.9 million, while 4Q 04 showed a small provision for voluntary retirement programs of EUR 0.1 million. Net loss from retirement of long-lived assets fell from EUR 15.0 million in 4Q 03 to EUR 7.0 million in 4Q 04.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 7.2% to EUR 165.8 million, with these charges

Telekom Austria Group: Results for the Financial Year 2004 | 5

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 19 altogether falling by 8.2% to EUR 188.1 million during 4Q 04.

The number of customers at Czech On Line amounted to 247,100 at the end of 4Q 04, compared to 279,400 at the end of 4Q 03. The decline was due to customer migration from dial-up towards ADSL or GSM-based access. The strong voice business based on carrier preselection and the concentration on 3.5 GHz OFDM (Orthogonal Frequency Division Multiplexing) microwave access technology, which will be a major focus in the future, kept revenues stable at EUR 5.3 million during 4Q 04 compared to the same period last year. Higher marketing and sales efforts were necessary to further increase these revenue streams. This led to a decline in the operating income from EUR 0.3 million in 4Q 03 to a loss of EUR 1.0 million in 4Q 04. In February 2005 a new chief executive officer was appointed at Czech On Line.

Wireless

Year-on-year comparison:
With the total subscriber numbers rising by 4.5% to 4.9 million at year-end 2004 compared to year-end 2003, full year 2004 saw an increase in revenues of the wireless segment by 4.7% to EUR 2,125.5 million. Applying the change in the accounting for third-party value-added service revenues retroactively to January 1, 2003, the increase would have amounted to 5.8%. While operating income rose by 1.5% to EUR 407.4 million, the impact of higher depreciation and amortization is reflected in the 5.3% rise in the operating income before depreciation, amortization and impairment charges (adjusted EBITDA) to EUR 765.4 million, with all operations contributing to this improvement.

Quarterly comparison:
Rising traffic and equipment revenues resulted in a 4.3% increase in operating revenues of the wireless segment during 4Q 04 compared to the same period last year. Primarily higher customer acquisition and retention costs as well as depreciation charges led to a decline in operating income by 0.9% to EUR 63.2 million. The operating income before depreciation, amortization and impairment charges (adjusted EBITDA) remained almost stable at EUR 152.2 million. This includes net losses from retirement of long-lived assets which fell from EUR 6.0 million in 4Q 03 to EUR 0.3 million in 4Q 04, primarily for mobilkom austria.

All wireless operations continue to benefit from the popularity of the new data products launched during 2004. Vodafone live! which was launched in Austria, Croatia and Slovenia during June 04 attracted almost half a million customers in only 6 months and contributed 17% of all data revenues during the month of December 04. Approximately 60% of handsets sold during the Christmas season by mobilkom austria were equipped with Vodafone live!. As a result, data revenues as a portion of traffic-related revenues rose from 14.8% during 4Q 03 to 16.4% during 4Q 04 at group level.

mobilkom austria
Despite strong competition and the fact that Austrian mobile penetration reached already 98.0% at the end of December 04, subscriber growth at mobilkom austria accelerated during 4Q 04 with net adds rising to 82.000 or by 22.9% compared to 4Q 03.

Wireless

in EUR millions	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	542.3	519.9	4.3%	2,125.5	2,030.2	4.7%
Revenues excluding third-party value-added services revenues*	542.3	519.9	4.3%	2,125.5	2,009.9	5.8%
Operating income	63.2	63.8	-0.9%	407.4	401.4	1.5%
Adjusted EBITDA**	152.2	151.9	0.2%	765.4	727.1	5.3%

*	For comparative purposes F2003 has been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the Financial Year 2004 | 6

Supported by the successful introduction of new tariffs earlier in the year, the total subscriber number rose by 3.5% to 3.27 million by the end of December 04 compared to the end of December 03. Market share decreased slightly to 41.0% at the end of December 04 (43.3% at the end of December 03). The introduction of mobile number portability (MNP) during 4Q 04 has had little impact so far, reflected by the churn rate of 4.4% during 4Q 04 which was stable compared to 4Q 03. Following the introduction of MNP as of October 16, in December 2004 the regulator set the costs billable by each operator to the customer at EUR 19.

Revenues of mobilkom austria rose by 4.8% to EUR 433.1 million during 4Q 04 and were primarily driven by higher equipment and traffic revenues.

Although the new tariff packages led to a certain erosion in the average revenue per user (ARPU) for contract customers and therefore to a decline in the overall ARPU by 1.1% to EUR 36.8, they increased the usage of the network. Average charged minutes of use per subscriber increased by 5.5% to 132.7 minutes during 4Q 04 compared to 4Q 03. The increasing importance of the data business is mirrored by the rising proportion of data revenues in traffic-related revenues from 12.3 % in 4Q 03 to 14.3 % in 4Q 04.

The rise in net adds resulted in an increase in customer acquisition and retention costs, although growth rates declined as expected compared to the preceding quarter. Subscriber acquisition costs (SAC) rose by 8.8% to EUR 22.2 million due to the increase in gross adds coupled with higher subsidies, which also drove the 30.2% increase in subscriber retention costs (SRC) to EUR 25.0 million. This led to a decline in operating income by 3.0% to EUR 60.5 million, with the operating income before depreciation and amortization (adjusted EBITDA) decreasing by 3.3% to EUR 121.7 million during 4Q 04.

VIPnet
mobilkom austria acquired the remaining 1% stake in VIPnet held by Vecernji List — a Croatian newspaper publisher — on December 31, 2004, resulting in a 100% ownership in the company.

With the Croatian mobile penetration rising to 64.5%, the subscriber number of VIPnet rose by 8.1 % to 1.31 million as of the end of 4Q 04, compared to the end of December 03. During the third quarter VIPnet changed the method of calculation of its market share. Whereas the subscriber figure for the competitor has been based on in-house estimates so far, VIPnet now uses the number officially reported by the competitor. On a comparable basis market share of VIPnet decreased from 48.0% at the end of December 03 to 46.0% at the end of December 04.

Revenues of VIPnet increased by 4.4% to EUR 89.2 million during 4Q 04 compared to the same period last year. The increase was primarily driven by traffic revenues which rose due to the growing subscriber number and the very good data business. The decline in the prepaid ARPU due to the decreasing usage of SMS, led to a reduction in the overall ARPU by 2.0% to EUR 19.8.

A comparatively small increase in costs allowed for a rise in the operating income by 23.5% to EUR 6.3 million in 4Q 04 compared to the same period of the prior year and an increase in operating income before depreciation, amortization and impairment charges (adjusted EBITDA) by 9.5% to EUR 27.7 million.

In October 2004, the Croatian Telecommunications Agency granted UMTS licenses to the existing two mobile operators, including VIPnet, for a period of 20 years. The costs for the licenses include a one-time concession fee amounting to EUR 17.2 million plus an annual concession fee for the radio frequency of EUR 2.6 million and 1% of the revenues

Telekom Austria Group: Results for the Financial Year 2004 | 7

generated by UMTS. In January 2005 the Swedish operator Tele2 received a combined GSM/UMTS license, which is valid for 20 years. The commercial launch of the third Croatian operator is not expected before the second half of 2005.

Si.mobil
While market penetration in Slovenia reached a level of 79.1% at year-end 04, Si.mobil increased its subscriber figures by 0.5% to 363,300 by the end of December 04 compared to the same period last year. Market share fell slightly to 23.3% at year-end 04 compared to 23.6% at the end of 2003.

The 7.7% rise in revenues to EUR 22.4 million, was mostly driven by higher interconnection revenues. The decline in prepaid ARPU in combination with an unfavorable development of the local currency resulted in a decline of the overall ARPU by 4.6% to EUR 14.5 during 4Q 04 compared to the same period of the previous year.

The slight increase in the operating loss from EUR 2.4 million to EUR 2.7 million was a result of 52.7% higher depreciation and amortization expenses. These expenses rose due to additional network and IT investments and the phase-out of certain old network elements following the introduction of the EDGE technology (Enhanced Data Rates for Global Evolution). This allows Si.mobil to offer high-speed multimedia services all over the country. On the level of the operating income before depreciation, amortization and impairment charges (adjusted EBITDA) profitability continued to improve with the figure rising to EUR 3.7 million during 4Q 04 compared to EUR 1.9 million during 4Q 03.

In November 04 Si.mobil reached an agreement with the incumbent operator on the prolongation of the asymmetrical interconnection rates until year-end 05 and an increase of Si.mobil’s interconnection rates, widening the asymmetry with the incumbent operator’s rates. Asymmetrical interconnection rates are used to remove market unbalances by allowing smaller operators to demand higher interconnection rates.

Consolidated net profit

Year-on-year comparison:
The continued net debt reduction and lower interest rates allowed a decrease in net interest expenses by 23.7% to EUR 118.8 million. Equity income in affiliates fell due to the prior year’s sale of the interest in Herold Business Data AG.

During 2004 the Austrian Parliament approved the reduction of the statutory tax rate from 34% to 25% effective as January 1, 2005 which led to a charge in the amount of EUR 21.8 million due to a revaluation of deferred tax assets and liabilities and tax loss carry forwards. Without the impact of this charge the effective tax rate was at 28.7% during 2004. The difference between the effective and the statutory tax rate of 34% is due to tax incentives, foreign income tax rate differentials and a reduction of valuation allowance.

Overall net income rose by 69.4% to EUR 227.3 million. Basic and diluted earnings per share increased from EUR 0.27 during 2003 to EUR 0.46 during 2004. The above mentioned additional charge resulting from the tax reform was not included in the calculation of the dividend because it does not affect cash flows. As a result, the proposed dividend for 2004 of 0.24 EUR per issued share raises the payout-ratio above the declared ratio of 50% to 52%.

Quarterly comparison:
In line with the full year trend, net interest expense fell by 29.9% to EUR 25.1 million during 4Q 04. The improvement in “Other income, net” from a loss of EUR 4.3 million during 4Q 03 to a positive EUR 2.1 million during 4Q 04 was mostly driven by a write-off of an investment in 4Q 03 and some foreign exchange gains mainly through the Slovenian operator Si.mobil in 4Q 04. Quarterly net profit turned positive in 4Q 04 to EUR 25.0 million from last year’s loss of EUR 15.6 million and basic and

Telekom Austria Group: Results for the Financial Year 2004 | 8

diluted earnings per share turned from a loss of EUR 0.03 to earnings of EUR 0.05.

Capital Expenditures

in EUR millions	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Wireline tangible	103.1	114.4	-9.9%	280.0	298.0	-6.0%
Wireless tangible	105.9	142.6	-25.7%	225.6	290.6	-22.4%
Tangible	209.0	257.0	-18.7%	505.6	588.6	-14.1%

Intangible	32.6	2.0	—	42.6	11.5	270.4%
Other & eliminations	0.0	-0.4	—	0.0	-0.4	—

Total	241.6	258.6	-6.6%	548.2	599.7	-8.6%

Capital expenditures

Year-on-year comparison:
Although capital expenditures for tangible assets fell by 14.1% to EUR 505.6 million during 2004, a 270.4% rise in capital expenditures for intangible assets to EUR 42.6 million due to higher investments in 4Q 04, led to much smaller decline in total capital expenditures of 8.6% to EUR 548.2 million.

Quarterly comparison:
During 4Q 04 group capital expenditures for tangible and intangible assets fell by 6.6% to EUR 241.6 million, with capex for tangible assets falling by 18.7% to EUR 209.0 million.

The 9.9% decline in wireline capital expenditures for tangible assets to EUR 103.1 million during 4Q 04 was mostly a consequence of lower investments into the core network and building infrastructure.

In the wireless segment capital expenditures for tangible assets declined by 25.7%. Although capex fell in all operations, the overall decrease was mainly driven by mobilkom austria due to substantially lower investments in GSM and GPRS equipment and a postponement of UMTS and EDGE investments to the next year.

The increase in group capital expenditures for intangible assets from EUR 2.0 million in 4Q 03 to EUR 32.6 million in 4Q 04 was almost exclusively driven by the wireless business segment due to the acquisition of the UMTS license in Croatia and of software usage rights in Austria.

Cash flow and net debt

Year-to-date comparison:
The increase in cash generated from operations by 7.0% to EUR 1,304.7 million was mostly due to the higher net income. The change in working capital decreased by 14.0% to EUR 158.6 million. Cash used in investing activities fell by 20.9% to EUR 509.3 million due to lower capital expenditures and the increase in the stake in VIPnet from 71% to 99% during 2003. Higher repayments of long-term debt as well as the distribution of the dividend and the share buybacks were the main reasons for the increase in cash used in financing activities by 73.3% to EUR 704.9 million.

Altogether this allowed during the financial year 2004 a decline in net debt by EUR 633.4 million to EUR 1,973.9 million as of December 31, 2004, lowering the debt-equity ratio (net gearing) to 72.0%, compared to 99.9% as of December 31, 2003.

Net debt includes long-term debt, short-term borrowings, capital leases, cash and cash equivalents, marketable securities, short-term financing with related parties as well as financial instruments included in other assets and other current assets in the amount of EUR 17.8 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations in the amount of EUR 95.3 million.

Quarterly comparison:
During 4Q 04 cash generated from operations declined by 25.4% to EUR 317.1 million. This was mainly driven by a decline in changes of working capital.

Telekom Austria Group: Results for the Financial Year 2004 | 9

Cash flow and net debt

in EUR millions	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Cash generated from operations	317.1	424.9	-25.4%	1,304.7	1,219.9	7.0%
Cash from (used in) investing activities	-217.2	-256.6	15.4%	-509.3	-643.9	20.9%
Cash from (used in) financing activities	16.5	-260.8	—	-704.9	-406.8	-73.3%
Effect of exchange rate changes	-2.2	2.5	—	-4.2	5.4	—
Net increase (decrease) in cash and cash equivalents	114.2	-90.0	—	86.3	174.6	-50.6%

in EUR millions	Dec. 31, 2004	Dec. 31, 2003	% change
Net debt	1,973.9	2,637.3	-25.2%

Reduced capital expenditures and higher proceeds from sale of equipment were the main reasons for the 15.4% decline in cash used in investing activities to EUR 217.2 million during 4Q 04. Primarily due to the repayment of a long-term debt amounting to EUR 253.4 million in 4Q 03, cash used from financing activities improved from a loss of EUR 260.8 million to a positive figure of EUR 16.5 million during 4Q 04.

Personnel

During the financial year 2004 total group headcount fell by 583 to 13,307 as of the end of December 2004, with a decline of 552 in the wireline and 31 in the wireless workforce. During 4Q 04 a minimal increase in the wireline segment was offset by a decrease in the wireless segment.

Other events

On December 17, 2004 Telekom Austria acquired call options to purchase MobilTel, the leading Bulgarian wireless operator. The call options give Telekom Austria the unilateral and irrevocable right to purchase 100% of the share capital of MobilTel for a total purchase price of around EUR 1,600 million in late 2005. The call option fee is priced at up to EUR 80 million which would be offset against the purchase price. The call options price is payable in 1Q 05 and the call options are exercisable in 3Q 05. Up to EUR 150 million of the purchase price is contingent upon MobilTel achieving certain operating and financial performance criteria in 2005 and will be payable in 2Q 06. If the call options are exercised, Telekom Austria intends to fund the acquisition mainly from its cash flow and in part through the issuance of debt. Telekom Austria does not intend to raise equity in order to finance the potential acquisition and will maintain its current share buyback programme.

As of June 30, 2004, MobilTel had approximately 2.75 million subscribers, making it the largest mobile communications operator in Bulgaria with a subscriber market share of approximately 67%. For the 12 months ended 30 June 2004, MobilTel had proforma revenues and EBITDA of approximately EUR 455 million and EUR 290 million, respectively. MobilTel’s figures are based on IFRS (International Financial Reporting Standards) and unaudited. Mobiltel is owned by a consortium of Austrian and international financial investors.

	End of period			Average of period
Personnel (full-time employees)	Dec. 31, 04	Dec. 31, 03	change	FY 04	FY 03	Change
Wireline	9,682	10,234	-552	9,995	11,027	-1,032
Wireless	3,625	3,656	-31	3,643	3,630	13

Total	13,307	13,890	-583	13,638	14,657	-1,019

Telekom Austria Group: Results for the Financial Year 2004 | 10

In October 2004 Telekom Austria’s supervisory board decided on the extension of all four Management Board mandates. The contracts of CEO Heinz Sundt and CFO Stefano Colombo were each extended for two years until April 10, 2007. The contracts of COO Wireline Rudolf Fischer and COO Wireless Boris Nemsic were extended until April 10, 2008. If the Supervisory Board does not inform the latter two board members in writing by April 10, 2007 that their management board mandates will not be extended, then their respective mandates will be automatically extended for another two years, thus ending on April 10, 2010.

In December 2004 85 million shares or 17% of the issued shares in Telekom Austria were offered in the form of a private placement to institutional investors in Austria and internationally by Österreichische Industrieholding AG (“ÖIAG”), priced at EUR 13.05 per share. Telekom Austria’s free float increased to 69.8% following this transaction.

At the AGM on June 3, 2004 the Management Board was authorized to acquire treasury shares to the maximum extent legally permitted, at a minimum price of EUR 9 and a maximum price of EUR 18 per share, during a period of 18 moths, ending December 2, 2005.

Based on this authorization, Telekom Austria acquired 288,766 treasury shares at an average purchase price of EUR 11.54 in 4Q 04. As of December 2004 Telekom Austria held 6,255,694 treasury shares, which included 3,237,133 shares, which it had repurchased earlier in the year in connection with the previous stock option program. Thus, Telekom Austria reported a reduction in shareholders’ equity in the amount of EUR 63.4 million.

Details of the purchases are published each Tuesday on our corporate website under www.telekom.at.

The following major subsequent events occurred after December 31, 2004:

In January 2005 two bonds with a nominal value of EUR 500 million each were issued within the framework of the European Medium Term Note program (EMTN). The bonds have maturities of 5 and 12 years and a coupon of 3.375% and 4.25%, respectively.

The EPS target value for the first tranche of the stock option program determined in 2004 was reached. Holders may exercise the options beginning April 20, 2005. A compensation expense amounting to EUR 4.5 million has been included in the financial statements for the year 2004.

On January 19, 2005 3,398,800 options from the second tranche of the stock option program were offered to the eligible employees. These options may be exercised either by cash payment or shares at the discretion of the company, whereby an option includes the right to one share. The exercise price is EUR 13.98. The option may only be exercised if the EPS target value determined by the Supervisory Board has been reached. Options have a life of about 3 years and a vesting period of approximately 14 months.

Outlook for the business year 2005

For the financial year 2005 Telekom Austria Group expects at least a flat development of revenues and adjusted EBITDA, with growth in the wireless segment compensating for the decline in the wireline segment. Operating income is expected to grow further due to the continued decline in depreciation and amortization. Given the lower tax burden as a result of the tax reform and a decline in interest expense, net income is expected to rise by approximately 25%.

Following the much stronger than expected decline during 2004, capital expenditures for tangible assets in 2005 will increase temporarily by some 10% mainly due to investments in the EDGE infrastructure in Austria and the UMTS network in Croatia as well as due to investments required to make under the Austria telecommunications interception ordinance in the wireline segment.

Telekom Austria Group: Results for the Financial Year 2004 | 11

However, this increase will have only a marginal impact on the amount of cash flow generated.

The plan to increase the pay-out ratio to 65% for the financial year 2005 reflects the sustained profitability and strong cash flow generation of the Telekom Austria Group and the commitment by the management to increase shareholder returns. This includes also the extension of the current share buyback program. A further EUR 300 million of reserves have been provided in the statutory accounts of Telekom Austria AG for distribution purposes, bringing the total amount of distributable reserves in the statutory accounts to EUR 645 million as of December 31, 2004, including the dividend proposed for 2004. The current buyback program runs until December 2, 2005 and a extension will be requested at the next AGM. The execution of the buyback program will be balanced with the further expansion steps.

The operational outlook does not take into account the effects that would result from a possible first-time consolidation of MobilTel. This acquisition would lead, at least temporarily, to an increase in debt. Cash flow from operations however, would be considerably higher than the combined cash flows for capital expenditures, the dividend payment and the planned continuation of the share buyback program.

In the wireline segment the migration of voice volumes to mobile networks will continue. The broadband business will be strengthened with new content-related offers, but will still fail to fully compensate for the decline in other areas. The expected decline in revenues and adjusted EBITDA can also be explained by the one-off effects of a temporary increase in the international wholesale business and the invoicing of costs in connection with the provision of universal services reported in 2004 in the wholesale business. However, a sustained decline in depreciation and amortization expenses should allow a continued growth of operating income.

In light of the fact that as of the start of 2005 there are still no signs of consolidation on the Austrian mobile communications market, it can be assumed that the price war will continue. Against this background, mobilkom austria will focus even more strongly on marketing a unrivalled portfolio of data services developed in co-operation with Vodafone. Nevertheless, the expected increase in revenues, adjusted EBITDA and operating income will largely be attributable to foreign operations. In that regard the forthcoming market entry of a third operator in Croatia is also expected to lead to a slowdown in growth.

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Telekom Austria Group: Results for the Financial Year 2004 | 12

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	December 31,	December 31,
	2004	2003
ASSETS
Current assets
Cash and cash equivalents	288.2	201.9
Short-term investments	10.5	6.9
Accounts receivable-trade, net of allowances of EUR 73.5 and EUR 76.8 as of December 31, 2004 and December 31, 2003	408.8	429.9
Accounts receivable sold, net of allowances of EUR 21.2 and EUR 15.4 as of December 31, 2004 and December 31, 2003	173.4	130.0
Receivables due from related parties	0.1	1.5
Inventories	83.1	83.5
Deferred tax assets	59.9	45.6
Prepaid expenses	100.2	91.2
Taxes receivable	3.7	9.7
Assets held for sale	2.7	5.6
Other current assets	143.3	119.0

Total Current Assets	1,273.9	1,124.8
Property, plant and equipment, net	3,888.7	4,457.7
Goodwill	596.6	597.6
Other intangible assets, net	667.3	712.0
Investments in affiliates	3.6	3.6
Other investments	133.2	143.6
Deferred tax assets	19.4	94.3
Other assets	659.8	762.7

TOTAL ASSETS	7,242.5	7,896.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	751.1	631.3
Accounts payable-trade	534.5	589.4
Accrued liabilities	194.3	231.8
Payables to related parties	22.9	23.7
Deferred income	169.0	150.4
Income taxes payable	18.0	7.7
Other current liabilities	182.3	155.4

Total Current Liabilities	1,872.1	1,789.7
Long-term debt, net of current portion	1,647.2	2,342.3
Lease obligations, net of current portion	761.1	861.3
Employee benefit obligations	110.0	156.0
Other liabilities and deferred income	110.5	107.6
Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2003: 510,000,000) 500,000,000 issued (2003: 500,000,000) outstanding shares 493,744,306 (2003: 500,000,000)	1,090.5	1,090.5
Treasury shares	-63.4	0.0
Additional paid in capital	458.1	453.4
Retained earnings	1,266.6	1,103.9
Accumulated other comprehensive loss	-10.2	-8.4

Total Stockholders’ Equity	2,741.6	2,639.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,242.5	7,896.3

Telekom Austria Group: Results for the Financial Year 2004 | 13

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

					FY 2004	FY 2003
			4Q 2004	4Q 2003	audited	audited
			unaudited	unaudited	consolidated	consolidated
Operating revenues	a	)	1,025.1	1,018.5	4,056.3	3,969.8
Operating expenses	b	)
Materials			-112.1	-98.7	-324.5	-297.1
Employee costs, including benefits and taxes			-176.9	-193.4	-673.7	-699.3
Depreciation and amortization			-276.9	-291.1	-1,114.8	-1,133.2
Impairment charges			-0.2	-1.8	-1.3	-6.8
Other operating expenses			-418.2	-419.3	-1,489.3	-1,463.6

Operating income			40.8	14.2	452.7	369.8
Other income (expense)
Interest income	c	)	14.9	16.5	70.0	75.2
Interest expense	d	)	-40.0	-52.3	-188.8	-231.0
Equity in earnings of affiliates			0.3	0.2	0.6	19.1
Other, net			2.1	-4.3	15.6	-0.5

Income before income taxes, minority interests and cumulative effect of change in accounting principle			18.1	-25.7	350.1	232.6
Income tax expense			7.0	10.1	-122.2	-83.1
Minority interests			-0.1	0.0	-0.6	-3.4

Income before cumulative effect of change in accounting principle			25.0	-15.6	227.3	146.1
Cumulative effect of change in accounting principle, net of tax of EUR 0.0 (EUR 6.1 in 2003)			0.0	0.0	0.0	-11.9

Net income			25.0	-15.6	227.3	134.2

Average number of shares					496,495,378	500,000,000
Basic and fully diluted earnings per share			0.05	-0.03	0.46	0.27
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle			0.05	-0.03	0.46	0.29
a) includes revenues from related parties of			14.0	18.3	62.1	89.5
b) includes operating expenses from related parties of			39.0	44.3	124.7	128.7
c) includes interest income from related parties of			0.1	0.0	0.1	0.0
d) includes interest expense from related parties of			0.0	-0.1	0.0	0.0

Telekom Austria Group: Results for the Financial Year 2004 | 14

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR millions)

			FY 2004	FY 2003
	4Q 2004	4Q 2003	audited	audited
	unaudited	unaudited	consolidated	consolidated
Cash generated from operations
Net Income	25.0	-15.6	227.3	134.2
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	277.2	292.9	1,116.2	1,140.0
Write-offs from investments	0.3	2.8	0.7	2.8
Employee benefit obligation — non cash	-7.0	9.7	0.9	0.3
Allowance for doubtful accounts	6.1	12.0	23.6	30.6
Change in deferred taxes	-31.1	-7.1	62.9	59.2
Equity in earnings of affiliates less than (in excess of) dividends received	0.3	0.4	0.0	1.0
Stock compensation	1.7	0.0	4.8	0.0
Asset retirement obligation — accretion expense	1.1	0.5	5.8	1.3
Settlement of asset retirement obligation	-2.2	0.0	-2.2	0.0
Cumulative effect of changes in accounting principle, net of tax	0.0	0.0	0.0	11.9
Gain on sale of investments	-0.6	0.0	-5.2	-17.9
Loss on disposal / retirement of equipment	7.3	21.0	28.8	41.6
Other	0.7	-0.1	-0.3	-0.6

	253.8	332.1	1,236.0	1,270.2
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-76.6	-114.5	-45.9	-140.3
Due from related parties	0.4	7.9	1.5	5.8
Inventories	3.4	2.6	0.4	5.8
Prepaid expenses and other assets	-15.4	34.5	-19.5	71.5
Accounts payable — trade	118.2	157.3	-58.8	-58.9
Employee benefit obligation	-2.3	-12.3	-46.9	-76.6
Accrued liabilities	-7.8	25.0	-27.1	-23.5
Due to related parties	10.2	15.7	-0.7	-13.4
Other liabilities and deferred income	8.2	-7.8	38.4	45.1

	38.3	108.4	-158.6	-184.5

Cash generated from operations	317.1	424.9	1,304.7	1,219.9

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-241.6	-258.6	-548.2	-599.7
Acquisitions and investments, net of cash acquired	-2.0	-13.5	-2.2	-86.0
Final consolidation of subsidiary	0.0	0.2	0.0	0.2
Proceeds from sale of equipment	24.5	8.6	36.2	17.3
Purchase of investments — short-term	-17.2	-18.4	-51.6	-79.8
Purchase of investments — long-term	-0.4	-0.1	-2.0	-0.6
Proceeds from sale of American call options	0.0	0.0	0.0	1.0
Proceeds from sale of investments — short-term	17.4	24.5	51.9	80.1
Proceeds from sale of investments — long-term	2.1	0.7	6.6	23.6

Cash used in investing activities	-217.2	-256.6	-509.3	-643.9

Cash from (used in) financing activities
Principal payments on bonds	0.0	0.0	-2.2	-22.8
Proceeds from issuance of long-term debt and bonds	-69.6	0.0	0.0	775.9
Principal payments on long-term debt	-0.8	-253.4	-568.0	-385.3
Changes in short-term bank borrowings	90.3	-7.4	-6.7	-774.6
Purchase of treasury shares	-3.4	0.0	-64.2	0.0
Proceeds from sale of treasury shares	0.0	0.0	0.8	0.0
Dividends paid	0.0	0.0	-64.6	0.0

Cash generated from (used in) financing activities	16.5	-260.8	-704.9	-406.8

Effect of exchange rate changes	-2.2	2.5	-4.2	5.4

Net increase (decrease) in cash and cash equivalents	114.2	-90.0	86.3	174.6

Cash and cash equivalents at beginning of period			201.9	27.3
Cash and cash equivalents at end of period			288.2	201.9

Telekom Austria Group: Results for the Financial Year 2004 | 15

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders’ Equity
(in EUR millions)

	Common stock		Treasury stock
							Accumulated
					Additional		other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders’
	shares	Par value	shares	at cost	capital	Earnings	income (loss)	Equity
Balance December 31, 2003	500,000,000	1,090.5			453.4	1,103.8	-8.4	2,639.3
Comprehensive income
Net income						227.3		227.3
Net unrealized gains on securities, net of EUR -0.6 deferred income tax							1.1	1.1
Net realized loss on securities, net of EUR 1.4 deferred income tax							-2.7	-2.7
Foreign currency translation adjustment							-4.5	-4.5
Unrealized net gain of hedging activities, net of EUR -2.1 deferred income tax							4.0	4.0
Realized net gain on hedging activities, net of EUR -0.1 deferred income tax							0.3	0.3
Total comprehensive income								225.5
Distribution as dividend						-64.5		-64.5
Stock options granted					4.7			4.7
Purchase of treasury shares			-6,345,442	-64.2				-64.2
Issue of treasury shares to employees			89,748	0.8				0.8

Balance December 31, 2004	500,000,000	1,090.5	-6,255,694	-63.4	458.1	1,266.6	-10.2	2,741.6

Net Debt

(in EUR millions)	Dec. 31, 2004	Dec. 31, 2003
Long-term debt	1,647.2	2,342.3
Short-term debt	751.1	631.3
- Short-term portion of capital and cross border lease	-95.3	-95.5
+ Capital lease obligations	1.6	2.1
Cash and cash equivalents, short-term and long term investments	-312.9	-226.4
Financial instruments, included in other assets and other current assets	-17.8	-16.5

Net debt	1,973.9	2,637.3
Net debt/equity	72.0%	99.9%

Reconciliation from Adjusted EBITDA to Net Income

			FY 2004	FY 2003
	4Q 2004	4Q 2003	audited	audited
(in EUR millions)	unaudited	unaudited	consolidated	consolidated
Adjusted EBITDA (excluding impairment charges)	318.0	307.1	1,568.8	1,509.8
Impairment charges	-0.2	-1.8	-1.3	-6.8
Consolidated adjusted EBITDA (including impairment charges)	317.8	305.3	1,567.5	1,503.0
Depreciation and amortization	-276.9	-291.1	-1,114.8	-1,133.2
Interest income	14.9	16.5	70.0	75.2
Interest expense	-40.0	-52.3	-188.8	-231.0
Equity in earnings of affiliates	0.3	0.2	0.6	19.1
Other net	2.1	-4.3	15.6	-0.5
Income before income taxes, minority interests and cumulative effect of change in accounting principle	18.1	-25.7	350.1	232.6
Income tax expense	7.0	10.1	-122.2	-83.1
Minority interests	-0.1	0.0	-0.6	-3.4
Cumulative effect of change in accounting principle, net of tax	0.0	0.0	0.0	-11.9
Net income	25.0	-15.6	227.3	134.2

Telekom Austria Group: Results for the Financial Year 2004 | 16

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

Operating Results by Segment

(in EUR millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues
Wireline	549.5	565.9	-2.9%	2,184.7	2,197.7	-0.6%
Wireless	542.3	519.9	4.3%	2,125.5	2,030.2	4.7%
Other & eliminations	-66.7	-67.3	0.9%	-253.9	-258.1	1.6%

Totals revenues	1,025.1	1,018.5	0.6%	4,056.3	3,969.8	2.2%

Third party value added services revenues recorded prior to October 1, 2003
Wireline	—	—	—	—	-32.7	—
Wireless	—	—	—	—	-20.3	—
Other & eliminations	—	—	—	—	7.1	—

Total	—	—	—	—	-45.9	—

Revenues excluding third party value added services revenues
Wireline	549.5	565.9	-2.9%	2,184.7	2,165.0	0.9%
Wireless	542.3	519.9	4.3%	2,125.5	2,009.9	5.8%
Other & eliminations	-66.7	-67.3	0.9%	-253.9	-251.0	-1.2%

Total revenues excluding third party value added services revenues	1,025.1	1,018.5	0.6%	4,056.3	3,923.9	3.4%

Operating income
Wireline	-22.4	-50.3	55.5%	55.8	-34.3	—
Wireless	63.2	63.8	-0.9%	407.4	401.4	1.5%
Other & eliminations	0.1	0.7	-85.7%	-10.5	2.7	—

Consolidated operating income	40.9	14.2	188.0%	452.7	369.8	22.4%

Adjusted EBITDA*
Wireline	165.8	154.7	7.2%	814.3	780.5	4.3%
Wireless	152.2	151.9	0.2%	765.4	727.1	5.3%
Other & eliminations	0.0	0.5	—	-10.9	2.2	—

Consolidated adjusted EBITDA	318.0	307.1	3.5%	1,568.8	1,509.8	3.9%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

Capital Expenditures

in EUR millions	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Wireline tangible	103.1	114.4	-9.9%	280.0	298.0	-6.0%
Wireless tangible	105.9	142.6	-25.7%	225.6	290.6	-22.4%

Tangible	209.0	257.0	-18.7%	505.6	588.6	-14.1%
Intangible	32.6	2.0	—	42.6	11.5	270.4%
Other & eliminations	0.0	-0.4	—	0.0	-0.4	—

Total	241.6	258.6	-6.6%	548.2	599.7	-8.6%

Personnel

	End of period			Average of period
Personnel (full-time employees)	Dec. 31, 04	Dec. 31, 03	change	FY 04	FY 03	Change
Wireline	9,682	10,234	-552	9,995	11,027	-1,032
Wireless	3,625	3,656	-31	3,643	3,630	13

Total	13,307	13,890	-583	13,638	14,657	-1,019

Telekom Austria Group: Results for the Financial Year 2004 | 17

Operational Data Wireline

Lines and channels (in ’000):	Dec. 31, 2004	Dec. 31, 2003	change
PSTN access lines	2,455.5	2,555.8	-3.9%
Basic ISDN access lines	443.6	447.2	-0.8%
Multi ISDN access lines	7.6	7.8	-2.6%

Total access lines	2,906.7	3,010.8	-3.5%

Total access channels	3,570.7	3,684.2	-3.1%

ADSL retail access lines	298.4	207.6	43.7%
ADSL wholesale access lines	85.2	53.5	59.3%

Total ADSL access lines	383.6	261.1	46.9%

Traffic minutes (in millions of minutes) during
the period:	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
National	1,048	1,139	-8.0%	4,174	4,485	-6.9%
Fixed-to-mobile	213	217	-1.8%	854	855	-0.1%
International	114	127	-10.6%	467	484	-3.5%

Total voice minutes	1,375	1,483	-7.3%	5,495	5,824	-5.7%
Internet dial up	759	963	-21.2%	3,376	3,953	-14.6%

Total wireline minutes	2,134	2,446	-12.8%	8,871	9,777	-9.3%

Total voice market share	54.4%	52.7%
Total market share (incl. Internet dial up)	55.2%	54.1%
Total average voice telephony tariff (EUR/min.)	0.074	0.075	-1.3%	0.075	0.078	-3.8%
Total average Internet dial-up tariff (EUR/min.)	0.016	0.016	0.0%	0.016	0.017	-5.9%

	Dec. 31, 2004	Dec. 31, 2003	change
Internet subscribers in Austria (in ’000)	1,187.0	1,026.6	15.6%
Czech On Line customers (in ’000)	247.1	279.4	-11.6%

Wireline operating revenues excluding third
party value added services revenues (in EUR
millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Switched voice traffic revenues	99.2	104.8	-5.3%	403.4	428.8	-5.9%
Switched voice monthly rental & other voice telephony revenues	139.1	150.3	-7.5%	570.1	567.9	0.4%
Payphones & value added services	13.0	12.5	4.0%	52.6	57.8	-9.0%
Data & IT-solutions including wholesale	112.0	115.0	-2.6%	441.0	442.1	-0.2%
Internet access & media	54.3	52.6	3.2%	207.2	198.4	4.4%
Wholesale voice telephony & Internet	93.4	84.2	10.9%	369.0	311.4	18.5%
Other	38.5	46.5	-17.2%	141.4	158.6	-10.8%

Total wireline operating revenues excluding third party value added services revenues	549.5	565.9	-2.9%	2,184.7	2,165.0	0.9%
Impact from the change in accounting for third party value-added services revenues	—	—	—	—	32.7	—

Total wireline operating revenues	549.5	565.9	-2.9%	2,184.7	2,197.7	-0.6%

Telekom Austria Group: Results for the Financial Year 2004 | 18

Operational Data Wireless

mobilkom austria group

(in EUR millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	542.3	519.9	4.3%	2,125.5	2,030.2	4.7%
Revenues excluding third party value added services revenues	542.3	519.9	4.3%	2,125.5	2,009.9	5.8%
Operating income	63.2	63.8	-0.9%	407.4	401.4	1.5%
Adjusted EBITDA*	152.2	151.9	0.8%	765.4	727.1	5.3%

	Dec. 31, 2004	Dec. 31, 2003	change
Subscribers (in ’000)	4,949.0	4,737.7	4.5%

mobilkom austria

(in EUR millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	433.1	413.3	4.8%	1,678.7	1,617.2	3.8%
Revenues excluding third party value added services revenues	433.1	413.3	4.8%	1,678.7	1,598.6	5.0%
Operating income	60.5	62.4	-3.0%	341.1	340.7	0.1%
Adjusted EBITDA*	121.7	125.8	-3.3%	593.4	576.6	2.9%
Monthly ARPU (EUR)	36.8	37.2	-1.1%	37.1	36.9	0.5%
Subscriber acquisition cost (SAC)**	22.2	20.4	8.8%	71.6	59.0	21.4%
Subscriber retention cost (SRC)	25.0	19.2	30.2%	72.1	58.6	23.0%
Churn (3 months)	4.4%	4.4%		17.0%	16.1%
Monthly MOU charged/ø subscriber	132.7	125.8	5.5%	124.3	122.6	1.4%

	Dec. 31, 2004	Dec. 31, 2003	change
Subscribers (in ’000)	3,273.6	3,163.2	3.5%
Contract share	54.3%	53.2%
Market share	41.0%	43.3%
Market penetration	98.0%	89.7%

VIPnet

(in EUR millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	89.2	85.4	4.4%	375.4	341.3	10.0%
Operating income	6.3	5.1	23.5%	68.0	66.6	2.1%
Adjusted EBITDA*	27.7	25.3	9.5%	152.7	139.2	9.7%
Monthly ARPU (EUR)	19.8	20.2	-2.0%	20.2	19.6	3.1%

	Dec. 31, 2004	Dec. 31, 2003	change
Subscribers (in ’000)	1,308.6	1,210.5	8.1%
Contract share	14.8%	15.4%
Market share***	46.0%	48.0%
Market penetration	64.5%	57.6%

Si.mobil

(in EUR millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	22.4	20.8	7.7%	87.8	81.8	7.3%
Operating income	-2.7	-2.4	12.5%	0.1	-3.6	—
Adjusted EBITDA*	3.7	1.9	94.7%	20.4	13.1	55.7%
Monthly ARPU (EUR)	14.5	15.2	-4.6%	15.0	15.1	-0.7%

	Dec. 31, 2004	Dec. 31, 2003	change
Subscribers (in ’000)	363.3	361.5	0.5%
Contract share	42.9%	43.5%
Market share	23.3%	23.6%
Market penetration	79.1%	76.5%

mobilkom [liechtenstein]

(in EUR millions)	4Q 04	4Q 03	% change	FY 2004	FY 2003	% change
Revenues	2.6	3.1	-16.1%	11.0	10.7	2.8%
Revenues excluding third party value added services revenue	2.6	3.1	-16.1%	11.0	8.9	23.6%
Operating income	0.2	0.3	-33.3%	1.2	0.5	140.0%
Adjusted EBITDA*	0.4	0.4	0.0%	1.8	1.0	80.0%

	Dec. 31, 2004	Dec. 31, 2003	change
Subscribers (in ’000)	3.5	2.5	40.0%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

**	2003 figures adapted to new SAC definition since Jan. 1, 2004 to take account of handset devaluations.

***	Prior year figure adapted to changed calculation method.

Telekom Austria Group: Results for the Financial Year 2004 | 19

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: March 18, 2005